Filed Pursuant to Rule 424(b)(5);
                                               Registration No. 333-61437
PRICING SUPPLEMENT
(To Prospectus Dated August 26, 1998 and
Prospectus Supplement Dated August 26, 1998)

                                 $7,315,045,162
                         The Bear Stearns Companies Inc.
                                 S&P 500 Linked
                           Medium-Term Notes, Series B
             With Minimum Maturity of Nine Months from Date of Issue


|_|  $10,000,000 principal amount.

|_|  Interest will accrue from December 21, 1998 at the rate of 2.85% per annum.

|_|  We will pay interest on June 21 and December 21, beginning June 21, 1999.

|_|  The S&P Linked Notes will be our senior unsecured debt.

|_|  Book-entry notes.

|_|  Minimum denominations of $900,000, increased in multiples of $100,000.

|_|  100% principal protection at maturity on December 21, 2004

|_| We will pay the principal amount and any accrued and unpaid interest plus the Supplemental Redemption Amount at maturity. The Supplemental Redemption Amount will be based on any percentage increase in the S&P Composite Stock Price Index (the "S&P Index"). The Supplemental Redemption Amount may be zero, but it will not be less than zero.

     INVESTMENT IN THE S&P LINKED NOTES INVOLVES CERTAIN RISKS. YOU SHOULD REFER TO "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PRICING SUPPLEMENT.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We expect that the S&P Linked Notes will be ready for delivery in book-entry form only through the book-entry facilities of The Depository Trust Company in New York, New York, on or about December 21, 1998 against payment in immediately available funds. The distribution of the S&P Linked Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.

                            Bear, Stearns & Co. Inc.
                                December 21, 1998

                                TABLE OF CONTENTS

Certain Definitions..........................................................S-2
Summary Information..........................................................S-3
Risk Factors.................................................................S-5
Description of the S&P Linked Notes..........................................S-8
The S&P Index...............................................................S-11
Certain United States Federal Income Tax Considerations.....................S-16
ERISA Considerations........................................................S-18
Use of Proceeds and Hedging.................................................S-19
Validity of the S&P Linked Notes............................................S-19


     You should only rely on the information contained in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This Pricing Supplement and the accompanying Prospectus Supplement and Prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

     You should not under any circumstances assume that the information in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is correct on any date after their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.


                               CERTAIN DEFINITIONS

     Unless otherwise stated in this Pricing Supplement:

o the "Company," "we," "us" and "our" refers to The Bear Stearns Companies Inc. and its subsidiaries; and

o    "Bear Stearns" refers to our subsidiary, Bear, Stearns & Co. Inc.

                               SUMMARY INFORMATION

WHAT ARE THE S&P LINKED NOTES?

     The S&P Linked Notes are our senior debt securities and are not secured by collateral. The S&P Linked Notes will rank equally with all our other unsecured and unsubordinated debt. The S&P Linked Notes will mature on December 21, 2004 and do not provide for earlier maturity. Because we are a holding company, the S&P Linked Notes will be effectively subordinated to the claims of creditors of our subsidiaries with respect to those subsidiaries' assets. At September 25, 1998, we had outstanding (on an unconsolidated basis) approximately $28.6 billion of debt, including approximately $27.0 billion of senior debt, none of which is secured, and our subsidiaries had outstanding (on an unconsolidated basis) approximately $125.5 billion of debt and other obligations (including $52.0 billion relating to securities sold under repurchase agreements, $44.6 billion related to payables to customers, $21.9 billion related to financial instruments sold, but not yet purchased and $7.0 billion of other liabilities, including $2.8 billion of debt).

     You may only transfer the S&P Linked Notes in denominations of $900,000, increased in multiples of $100,000. You will not have the right to receive
physical   certificates   evidencing   your   ownership   except  under  limited
circumstances. Instead, we will issue the S&P Linked Notes in the form of a global certificate, which will be held by The Depository Trust Company ("DTC") or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the S&P Linked Notes by individual investors. You should refer to "Description of Notes--Book-Entry System" in the accompanying Prospectus Supplement.

WHAT PERIODIC INTEREST PAYMENTS WILL I RECEIVE AND WHEN?

     We will pay interest on the principal amount of your S&P Linked Notes at the rate of 2.85% per annum. We will make interest payments on June 21 and December 21 of each year, beginning June 21, 1999. The record date for each interest payment date will be the June 14 or December 14 before the interest payment date.

WHAT WILL I RECEIVE AT THE STATED MATURITY DATE OF THE S&P LINKED NOTES?

     We have designed the S&P Linked Notes for investors who want to protect their investment by receiving, in addition to their interest payments, at least the principal amount of their investment at maturity and who also want to participate in possible increases in the S&P Index. At the stated maturity date, you will receive a payment on your S&P Linked Notes equal to the sum of the principal amount, accrued and unpaid interest, and the Supplemental Redemption Amount.

     The "Supplemental Redemption Amount" will equal:

                        (Ending S&P Index Value -
     principal amount x Starting S&P Index Value) x Participation Rate
                        --------------------------
                        Starting S&P Index Value

     "Ending S&P Index Value" will equal the closing S&P Index value on December 14, 2004, or if that day is not a Business Day, on the next Business Day.

     "Starting S&P Index Value" equals 1141.85, which was the value of the S&P Index at the time the S&P Linked Notes were priced on December 14, 1998.

     "Participation Rate" equals 40%.

     For more specific information about the Supplemental Redemption Amount, you should refer to "Description of the S&P Linked Notes."

     We will pay you a Supplemental Redemption Amount only if the Ending S&P Index Value is greater than the Starting S&P Index Value. IF THE ENDING S&P INDEX VALUE IS EQUAL TO OR LESS THAN THE STARTING S&P INDEX VALUE, THE SUPPLEMENTAL REDEMPTION AMOUNT WILL BE ZERO. We will pay you the principal amount of, and interest on, the S&P Linked Notes regardless of whether any Supplemental Redemption Amount is payable.

WHO PUBLISHES THE S&P INDEX AND WHAT DOES THE S&P INDEX MEASURE?

     The S&P Index is a stock index published by Standard & Poor's ("S&P") that provides an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the total market value of the common stock of 500 companies at a particular time compared to the total average market value of the common stocks of 500 similar companies during the base period from the years 1941 through 1943. S&P may periodically add companies to or delete companies from the S&P Index to fulfill its intention of providing an indication of common stock price movement. "Standard & Poor's(R)," "S&P(R)," "S&P 500(R)" and "Standard & Poor's 500(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us.

     Please note that an investment in the S&P Linked Notes does not entitle you to any ownership interest in the stocks of the companies included in the S&P Index.

HOW HAS THE S&P INDEX PERFORMED HISTORICALLY?

     Tables showing the closing values of the S&P Index on the last business day of each year from 1947 through 1988 and the last business day of each month from January 1989 to November 1998 are provided in the section entitled "The S&P Index--Historical Data on the S&P Index." We have provided this historical information to help you evaluate the behavior of the S&P Index in various economic environments. However, past performance of the S&P Index is not necessarily indicative of how the S&P Index will perform in the future.

WILL THE S&P LINKED NOTES BE LISTED ON A SECURITIES EXCHANGE?

     No, the S&P Linked Notes will not be listed on any securities exchange. The S&P Linked Notes will trade in DTC's Same-Day Funds Settlement System. Accordingly, settlement of any secondary market trading activity for the S&P Linked Notes will settle in immediately available funds.

WHAT IS THE ROLE OF OUR SUBSIDIARY, BEAR STEARNS?

     Our subsidiary, Bear Stearns, is acting as agent to solicit purchases of the S&P Linked Notes. Bear Stearns also will be our calculation agent (the "Calculation Agent") for purposes of calculating the Ending S&P Index Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Bear Stearns' status as our subsidiary and its responsibilities as Calculation Agent. You should refer to "Risk Factors--Potential Conflicts."

CAN YOU TELL ME MORE ABOUT YOURSELF?

     We are a holding company that, through our principal subsidiaries, Bear Stearns, Bear, Stearns Securities Corp. and Bear, Stearns International Limited, is a leading United States investment banking, securities trading and brokerage firm serving corporations, governments and institutional and individual investors worldwide. For more information about us, please refer to the section entitled "The Company" in the accompanying Prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

ARE THERE ARE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the S&P Linked Notes are subject to certain risks. You should refer to "Risk Factors" below.

                                  RISK FACTORS

     You should carefully consider the following risk factors before deciding to invest in the S&P Linked Notes.

THE SUPPLEMENTAL REDEMPTION AMOUNT MAY BE ZERO

     You should be aware that if the Ending S&P Index Value does not exceed the Starting S&P Index Value, you will receive only the principal amount of your S&P Linked Notes at maturity, even if the value of the S&P Index at some point between the pricing date and the maturity date of the S&P Linked Notes exceeded the Starting S&P Index Value.

YOUR YIELD MAY BE BELOW MARKET INTEREST RATES ON THE PRICING DATE

     You may receive no Supplemental Redemption Amount at maturity, or a Supplemental Redemption Amount that is below what we would pay as interest as of the pricing date if we had issued non-callable senior debt securities with a similar maturity as that of the S&P Linked Notes. The return of principal at maturity and any payment of the Supplemental Redemption Amount may not reflect the full opportunity costs implied by inflation or other factors relating to the time value of money.

YOUR YIELD WILL NOT REFLECT DIVIDENDS ON THE STOCKS OF THE S&P INDEX

     The S&P Index does not reflect the payment of dividends on the stocks underlying it. Therefore, the yield based on the S&P Index to the maturity of the S&P Linked Notes will not produce the same yield as if you had purchased such underlying stocks and held them for a similar period. You should refer to "Description of the S&P Linked Notes" below.

THE TRADING MARKET IS UNCERTAIN AND COULD BE ILLIQUID

     The S&P Linked Notes will not be listed on any securities exchange. After the initial offering, Bear Stearns intends to create a secondary market for holders of the S&P Linked Notes. However, Bear Stearns will not be obligated to engage in any market making activities or continue them once it has started. Accordingly, we cannot guarantee that there will be a secondary market in the S&P Linked Notes, or that Bear Stearns will make a secondary market in the S&P Linked Notes. If any such secondary market forms, that market may be illiquid.

FACTORS AFFECTING TRADING VALUE OF THE S&P LINKED NOTES

     Our creditworthiness and a number of factors, including the S&P Index value, the volatility of the S&P Index, dividend rates on the stocks comprising the S&P Index, the time remaining to the maturity of the S&P Linked Notes and market interest rates, are expected to affect any secondary market for the S&P Linked Notes. You should refer to "Description of the S&P Linked Notes" and "The S&P Index" below. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following describes the expected impact on the market value of the S&P Linked Notes given a change in a specific factor, assuming all other conditions remain constant.

     o S&P INDEX VALUE. We expect that the market value of the S&P Linked Notes will depend substantially on the amount by which the S&P Index exceeds or does not exceed the Starting S&P Index Value, as adjusted by the Participation Rate. If you choose to sell your S&P Linked Notes when the value of the S&P Index exceeds the Starting S&P Index Value, you may receive substantially less than the amount that would be payable at maturity based on such value because of the expectation that the S&P Index will continue to fluctuate until the Ending S&P Index Value is determined. If you choose to sell your S&P Linked Notes when the value of the S&P Index is below, or not sufficiently above, the Starting S&P Index Value, you may receive less than the principal amount of your S&P Linked Notes. In general, rising U.S. dividend rates (dividends per share) may increase the value of the S&P Index while falling U.S. dividend rates may decrease the value of the S&P Index. Political, economic and other developments over which we have no control that affect the stocks comprising the S&P Index may also affect the value of the S&P Index and the value of the S&P Linked Notes.

     o VOLATILITY OF THE S&P INDEX. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the S&P Index increases, we expect that the trading value of the S&P Linked Notes will increase. If the volatility of the S&P Index decreases, we expect that the trading value of the S&P Linked Notes will decrease.

     o DIVIDEND RATES ON STOCKS COMPRISING THE S&P INDEX. If dividend rates on the stocks comprising the S&P Index increase, we expect that the value of the S&P Linked Notes will decrease. Conversely, if dividend rates on the stocks comprising the S&P Index decrease, we expect that the value of the S&P Linked Notes will increase.

     o TIME REMAINING TO MATURITY. The S&P Linked Notes may trade at a value above that which would be expected based on the level of interest rates and the S&P Index. This difference would reflect a "time premium" due to expectations concerning the value of the S&P Index during the period prior to the stated maturity of the S&P Linked Notes. However, as the time remaining to the stated maturity of the S&P Linked Notes decreases, we expect that this time premium will decrease, lowering the trading value of the S&P Linked Notes.

     o MARKET INTEREST RATES. We expect that the trading value of the S&P Linked Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, we expect that the trading value of the S&P Linked Notes will decrease. If U.S. interest rates decrease, we expect the trading value of the S&P Linked Notes will increase. Interest rates may also affect the U.S. economy and, in turn, the value of the S&P Index. Rising interest rates may lower the value of the S&P Index and, thus, the value of the S&P Linked Notes. Falling interest rates may increase the value of the S&P Index and, thus, the value of the S&P Linked Notes.

     o OUR CREDITWORTHINESS. Real or anticipated changes in our credit ratings may affect the market value of the S&P Linked Notes.

     It is important for you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any increase in the trading value of the S&P Linked Notes attributable to another factor, such as an increase in the S&P Index value.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the S&P Linked Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the S&P Linked Notes than if it occurs earlier in the term of the S&P Linked Notes. However, we expect that the effect on the trading value of the S&P Linked Notes of a given increase or decrease in the value of the S&P Index will be greater if it occurs later in the term of the S&P Linked Notes than if it occurs earlier in the term of the S&P Linked Notes.

THERE MAY NOT BE A DIRECT RELATIONSHIP BETWEEN THE VALUE OF THE S&P LINKED NOTES AND THE S&P INDEX

     You should not consider the historical S&P Index values to be an indication of the future performance of the S&P Index during the term of the S&P Linked Notes. While the trading prices of the stocks underlying the S&P Index will determine the value of the S&P Index, we cannot predict whether the value of the S&P Index will fall or rise. Moreover, the value of the S&P Linked Notes may not necessarily bear a direct relationship to the value of the S&P Index. Trading prices of the stocks underlying the S&P Index will be influenced both by the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

     The policies of S&P concerning additions, deletions and substitutions of the stocks underlying the S&P Index and the manner in which S&P takes account of certain changes affecting such underlying stocks may affect the value of the S&P Index. The policies of S&P with respect to the calculation of the S&P Index could also affect the value of the S&P Index. S&P may discontinue or suspend calculation or dissemination of the S&P Index. Any of these actions could affect the value of the S&P Linked Notes. You should refer to "Description of the S&P Linked Notes--Discontinuance of the S&P Index" and "--Adjustments to the S&P Index; Market Disruption Events" and "The S&P Index" below.

STATE LAW MAY LIMIT INTEREST PAID

     New York State law governs the Indenture under which the S&P Linked Notes will be issued. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the S&P Linked Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

     While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for your benefit as a holder of the S&P Linked Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

POTENTIAL CONFLICTS

     Bear Stearns will act as the Calculation Agent. The Calculation Agent will make certain determinations and judgments in connection with calculating the S&P Index values or deciding whether a Market Disruption Event has occurred. You should refer to "Description of the S&P Linked Notes--Discontinuance of the S&P Index" and "--Adjustments to the S&P Index; Market Disruption Events" below. Because Bear Stearns is our affiliate, conflicts of interest may arise in connection with Bear Stearns performing its role as Calculation Agent. Rules and regulations regarding broker-dealers (such as Bear Stearns) require Bear Stearns to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the S&P Linked Notes to restrict the use of information relating to the calculation of the S&P Index values that the Calculation Agent may be required to make prior to the dissemination of such S&P Index values. Bear Stearns is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

     Bear Stearns and its affiliates may at various times engage in transactions involving the stocks underlying the S&P Index for their proprietary accounts and for other accounts under their management. These transactions may influence the value of such stocks and therefore the value of the S&P Index. Bear Stearns and its affiliates will also be the counterparties to the hedge of our obligations under the S&P Linked Notes. You should refer to "Use of Proceeds and Hedging" below. Accordingly, under certain circumstances, conflicts of interest may arise between Bear Stearns' responsibilities as Calculation Agent with respect to the S&P Linked Notes and its obligations under our hedge.

OTHER CONSIDERATIONS

     If we commence, voluntarily or involuntarily, a case under the United States Bankruptcy Code, your claim may be limited to the principal amount of your S&P Linked Notes and may not include any claim for any Supplemental Redemption Amount.

     You should decide to purchase the S&P Linked Notes only after carefully considering the suitability of the S&P Linked Notes in light of their your particular financial circumstances.

     You should also carefully consider the tax consequences of investing in the S&P Linked Notes. You should refer to "Certain United States Federal Income Tax Considerations" below.

                       DESCRIPTION OF THE S&P LINKED NOTES

     The following description of the S&P Linked Notes (referred to in the accompanying Prospectus Supplement as the "Other Indexed Notes") supplements the description of the notes in the accompanying Prospectus Supplement and
Prospectus. This is a summary and is not complete. You should read the indenture, dated as of May 31, 1991 (the "Indenture"), between us and The Chase Manhattan Bank, as trustee (the "Trustee"), which is filed as an exhibit to the Registration Statement on Form S-3 (File No. 333-61437).

GENERAL

     The S&P Linked Notes are part of a single series of debt securities under the Indenture described in the accompanying Prospectus designated as Medium-Term Notes, Series B. The principal amount of S&P Linked Notes will be $10,000,000. The S&P Linked Notes will mature on December 21, 2004 and will be our general unsecured obligations. The S&P Linked Notes will be issued only in fully registered form and in minimum denominations of $900,000, increased in multiples of $100,000. Initially, the S&P Linked Notes will be issued in the form of one or more Global Securities registered in the name of DTC or its nominee as described in the accompanying Prospectus Supplement and Prospectus. The S&P Linked Notes will not be subject to redemption prior to maturity.

     You should refer to the section entitled "Certain United States Federal Income Tax Considerations" below for a discussion of certain federal income tax considerations to you as a holder of the S&P Linked Notes.

INTEREST

     Interest on the S&P Linked Notes will accrue at the rate of 2.85% per annum and will be payable semi-annually in arrears on June 21 and December 21, beginning on June 21, 1999. We will make each interest payment to the holders of record of the S&P Linked Notes on the June 14 and December 14 before each interest payment date. Interest on the S&P Linked Notes will accrue from the date of original issuance or if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

PAYMENT AT MATURITY

     At maturity, as a holder of a S&P Linked Note, you will be entitled to receive the principal amount of, and any accrued and unpaid interest on, your S&P Linked Note plus any Supplemental Redemption Amount as described below. If the Ending S&P Index Value does not exceed the Starting S&P Index Value, you will be entitled to receive only the principal amount.

     The Supplemental Redemption Amount will equal the following amount:

                        (Ending S&P Index Value -
     principal amount x Starting S&P Index Value)  x Participation Rate
                        -------------------------
                        Starting S&P Index Value

However, the Supplemental Redemption Amount will not be less than zero under any circumstances. The Starting S&P Index Value equals 1141.85, which was the S&P Index value at the time the S&P Linked Notes were priced on December 14, 1998. The Ending S&P Index Value will be determined by the Calculation Agent and will equal the closing value of the S&P Index on December 14, 2004, or if that day is not a Business Day, the next Business Day (the "Valuation Date"), If a Market Disruption Event has occurred on the Valuation Date, the Ending S&P Index Value will equal the closing value of the S&P Index on the first Business Day after the Valuation Date on which a Market Disruption Event has not occurred. However, if the first Business Day after the Valuation Date on which a Market Disruption Event has not occurred is more than four Business Days after the Valuation Date, then the Ending S&P Index Value will equal the closing value on the Valuation Date, regardless of the occurrence of a Market Disruption Event on such day. For purposes of determining the Ending S&P Index Value, a "Business Day" is a day on which the New York Stock Exchange and the American Stock Exchange are open for trading and the S&P Index or any Successor Index (as defined below in "--Discontinuance of the S&P Index") is calculated and published. All determinations made by the Calculation Agent will be in its sole discretion and, as long as there is not manifest error by the Calculation Agent, will be conclusive for all purposes and binding on us and you, as a holder of the S&P Linked Notes.

     The following table illustrates, for a range of hypothetical Ending S&P Index Values, (i) the total amount payable at maturity for each $100,000 principal amount of S&P Linked Notes, (ii) the total rate of return to holders of S&P Linked Notes, (iii) the pretax annualized rate of return to holders of S&P Linked Notes, and (iv) the pretax annualized rate of return of an investment in the stocks underlying the S&P Index (which includes an assumed total dividend yield of 1.40% per annum, as more fully described below).


                                           Total Amount                        Pretax Annualized
                                            Payable at                         Rate of Return on
                        Hypothetical       Maturity per                         Stock Underlying
 Percentage Change    Ending S&P Index       $100,000       Pretax Annualized      the S&P
   of Index Value          Value         Principal Amount   Rate of Return(1)     Index(1)(2)
 -----------------    ----------------   ----------------   -----------------  ------------------
      -50.0%                570.93           $100,000             2.85%               -9.81%
      -40.0                 685.11            100,000             2.85                -6.93
      -30.0                 799.30            100,000             2.85                -4.46
      -20.0                 913.48            100,000             2.85                -2.29
      -10.0                1027.67            100,000             2.85                -0.35
        0.0                1141.85(3)         100,000             2.85                 1.40
       10.0                1256.04            104,000             3.46                 1.50
       20.0                1370.22            108,000             4.04                 2.24
       30.0                1484.41            112,000             4.61                 2.92
       40.0                1598.59            116,000             5.16                 3.56
       50.0                1712.78            120,000             5.69                 4.16
       60.0                1826.96            124,000             6.21                 4.72
       70.0                1941.15            128,000             6.72                 5.25
       80.0                2055.33            132,000             7.21                 5.76
       90.0                2169.52            136,000             7.69                 6.24
      100.0                2283.70            140,000             8.15                 6.70
      110.0                2397.89            144,000             8.61                 7.13
      120.0                2512.07            148,000             9.05                 7.55

(1) The annualized rates of return specified in this table are calculated on a semi-annual bond equivalent basis.
(2) This rate of return assumes (i) an investment of a fixed amount in the stocks underlying the S&P Index with the allocation of such amount reflecting the relative weight of such stocks in the S&P Index; (ii) a percentage change in the total price of such stocks that equals the percentage change in the S&P Index from the Starting S&P Index Value to the applicable hypothetical Ending S&P Index Value; (iii) a constant dividend yield of 1.40% per annum, paid quarterly from the date of initial delivery of S&P Linked Notes, applied to the value of the S&P Index at the beginning of such quarter assuming such value increases or decreases linearly from the Starting S&P Index Value to the applicable hypothetical Ending S&P Index Value; (iv) no transaction fees or expenses; (v) a six-year term for the S&P Linked Notes; and (vi) a final closing S&P Index value equal to the hypothetical Ending S&P Index Value.
(3)  The Starting S&P Index Value.

     We have provided the above figures for purposes of illustration only. The actual Supplemental Redemption Amount (if any) the you receive and the resulting total and pretax annualized rate of return will depend entirely on the actual Ending S&P Index Value. Historical data regarding the S&P Index is included in this Pricing Supplement in the section entitled "The S&P Index--Historical Data on the S&P Index" below.

DISCONTINUANCE OF THE S&P INDEX

     If S&P discontinues publication of the S&P Index, and S&P or another entity publishes a successor or substitute index (a "Successor Index") that the Calculation Agent determines is comparable to the S&P Index, then the Ending S&P Index Value will be determined by reference to the value of such Successor Index at the close of trading on the relevant exchange or market for the Successor Index on the applicable calculation day. Upon any selection by the Calculation Agent of a Successor Index, we will provide written notice of such selection to the Trustee and to holders of the S&P Linked Notes.

     If S&P discontinues publication of the S&P Index and the Calculation Agent determines that no Successor Index is available at such time, then the Calculation Agent will determine the Ending S&P Index Value. The Ending S&P Index Value will be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P Index that was in effect immediately before such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or limited, its good faith estimate of the closing price but for such suspension or limitation) on such calculation day of each security most recently comprising the S&P Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P Index may adversely affect the value of the S&P Linked Notes. If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the S&P Index, such Successor Index or value will be substituted for the S&P Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

ADJUSTMENTS TO THE S&P INDEX; MARKET DISRUPTION EVENTS

     If at any time the method of calculating the S&P Index or a Successor Index, or the value of such index, is changed in any material respect, or if the S&P Index or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P Index or such Successor Index had such changes or modifications not been made, then, beginning at such time, the Calculation Agent will, at the close of business in New York, New York, on a calculation day, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the S&P Index as if such changes or modifications had not been made, and calculate the closing value of the S&P Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P Index or a Successor Index is modified so that the value of such index is a fraction or a multiple of what it would have been if it had not been modified (for example, due to a split in the index), then the Calculation Agent will adjust such index to arrive at a value of the S&P Index or such Successor Index as if it had not been modified (for example, as if such split had not occurred).

     "Market Disruption Event" means the occurrence or existence during the one-half hour period before the close of the relevant exchange of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise):

     o in securities that comprise 20% or more of the securities included in the S&P Index; or

     o    in options contracts or future contracts on the S&P Index;

if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the S&P Index will be based on a comparison of (i) the portion of the level of the S&P Index attributable to that security relative to (ii) the overall level of the S&P Index, in each case immediately before that suspension or limitation.

REDEMPTION; DEFEASANCE

     The S&P Linked Notes are not subject to redemption before maturity and are not subject to the defeasance provisions described in the section entitled "Description of Debt Securities--Defeasance" in the accompanying Prospectus.

EVENTS OF DEFAULT AND ACCELERATION

     If an Event of Default (as defined in the accompanying Prospectus) with respect to any S&P Linked Notes has occurred and is continuing, then the amount payable to you, as a beneficial owner of a S&P Linked Note, upon any acceleration permitted by the S&P Linked Notes will be equal to:

     o    the principal amount, plus

     o a Supplemental Redemption Amount calculated as though the date of early repayment were the maturity date of the S&P Linked Notes.

You should refer to "--Payment at Maturity" above. If a case under the United States Bankruptcy Code is commenced in respect of the Company, your claim as a holder of a S&P Linked Note may be limited to the principal amount of your S&P Linked Note, and may not include any claim for any Supplemental Redemption Amount.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the S&P Linked Notes will be made by Bear Stearns in immediately available funds. All payments of principal, interest and any Supplemental Redemption Amount will be made by us in immediately available funds so long as the S&P Linked Notes are maintained in book-entry form.

                                  THE S&P INDEX

     All disclosure contained in this Pricing Supplement regarding the S&P Index, including its make-up, method of calculation and changes in its components, is derived from publicly available information prepared by S&P. Neither we nor Bear Stearns takes any responsibility for the accuracy or completeness of such information.

GENERAL

     S&P publishes the S&P Index to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P Index is based on the relative value of the total "Market Value" (market price per share times the number of outstanding shares) of the common stocks of 500 companies (the "Component Stocks") as of a particular time compared to the total average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange, nor are all 500 companies listed on that exchange. S&P chooses companies for inclusion in the S&P Index to achieve a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. In choosing to include companies, S&P considers:

     o    the viability of the  particular  company;

     o the extent to which that company represents the industry group to which it is assigned;

     o the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry; and

     o the Market Value and trading activity of the common stock of that company.

As of  November  30,  1998,  the 500  companies  included  in the S&P Index were divided into 105 individual groups and 11 economic sectors. Financials, Utilities and Transportation account for three of the 11 sectors. The Industrials are broken into 8 sectors--Basic Materials, Capital Goods, Communication Services, Consumer

Cyclicals, Consumer Staples, Energy, Health Care and Technology. S&P may periodically add companies to, or delete companies from, the S&P Index to achieve the objectives stated above.

COMPUTATION OF THE S&P 500 INDEX

     S&P currently computes the S&P Index as of a particular time as follows:

     o    S&P determines the Market Value of each Component Stock;

     o    S&P totals the Market Value of all Component Stocks;

     o S&P determines the mean average of the Market Values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies;

     o S&P totals the mean average Market Values of all such common stocks over such base period (as determined under the preceding point) to establish a total "Base Value";

     o S&P divides the total Market Value of all Component Stocks (as determined under the second point above) by the Base Value; and

     o    S&P multiplies the resulting quotient (expressed in decimals) by ten.

     While S&P currently employs the above methodology to calculate the S&P Index, we cannot guarantee that S&P will not modify or change such methodology in a manner that may affect any Supplemental Redemption Amount payable to holders of S&P Linked Notes upon maturity or otherwise.

     S&P adjusts the foregoing formula to offset the effect of changes in the Market Value of a Component Stock that are determined by S&P to be arbitrary or not due to true market fluctuations. Such changes may result from causes such as:

     o    the issuance of stock dividends;

     o the granting to shareholders of rights to purchase additional shares of such stock;

     o the purchase of such shares by employees pursuant to employee benefit plans;

     o    certain   consolidations   and   acquisitions;

     o the granting to shareholders of rights to purchase other securities of the company;

     o the substitution by S&P of particular Component Stocks in the S&P Index; and

     o    other reasons.

In all such cases, S&P first recalculates the Market Value of all Component Stocks (after taking account of the new market price per share of the particular Component Stock or the new number of outstanding shares of the particular Component Stock or both, as the case may be) and then determines the New Base Value in accordance with the following formula:

                 New Market Value
     --------------------------------- = New Base Value
     Old Base Value x Old Market Value

     The result is that the Base Value is adjusted in proportion to any change in the total Market Value of all Component Stocks resulting from the causes referred to above to the extent necessary to negate the effects of such causes upon the S&P Index.

HISTORICAL DATA ON THE S&P INDEX

     The following table sets forth the closing values of the S&P Index on the last business day of each year from 1947 through 1988, as published by S&P. You should not consider the historical experience of the S&P Index to be an indication of future performance. We cannot guarantee that the value of the S&P Index will not decline and thereby reduce the Supplemental Redemption Amount that may be payable to you at maturity or otherwise.

                         YEAR-END VALUE OF THE S&P INDEX

                              Closing                                  Closing
     Year                      Value         Year                       Value
     ----                      -----         ----                       -----

     1947..................    15.30         1968...................   103.86
     1948..................    15.20         1969...................    92.06
     1949..................    16.79         1970...................    92.15
     1950..................    20.43         1971...................   102.09
     1951..................    23.77         1972...................   118.05
     1952..................    26.57         1973...................    97.55
     1953..................    24.81         1974...................    68.56
     1954..................    35.98         1975...................    90.19
     1955..................    45.48         1976...................   107.46
     1956..................    46.67         1977...................    95.10
     1957..................    39.99         1978...................    96.11
     1958..................    55.21         1979...................   107.94
     1959..................    59.89         1980...................   135.76
     1960..................    58.11         1981...................   122.55
     1961..................    71.55         1982...................   140.64
     1962..................    63.10         1983...................   164.93
     1963..................    75.02         1984...................   167.24
     1964..................    84.75         1985...................   211.28
     1965..................    92.43         1986...................   242.17
     1966..................    80.33         1987...................   247.08
     1967..................    96.47         1988...................   277.72

     The following table sets forth the level of the S&P Index at the end of each month from January 1989 through November 1998. You should not consider the historical data on the S&P Index to be necessarily indicative of the future performance of the S&P Index or what the value of the S&P Linked Notes may be. Any historical upward or downward trend in the level of the S&P Index during any period set forth below is not any indication that the S&P Index is more or less likely to increase or decrease at any time during the term of the S&P Linked Notes.

                             Closing                                   Closing
     Month-End                Level          Month-End                  Level
     ---------                -----          ---------                  -----

     1989:                                   1990:
     January...............   297.47         January................   329.08
     February..............   288.86         February...............   331.89
     March.................   294.87         March..................   339.94
     April.................   309.64         April..................   330.80
     May...................   320.52         May....................   361.23
     June..................   317.98         June...................   358.02
     July..................   346.08         July...................   356.15
     August................   351.45         August.................   322.56
     September.............   349.15         September..............   306.05
     October...............   340.36         October................   304.00
     November..............   345.99         November...............   322.22
     December..............   353.40         December...............   330.22

                              Closing                                  Closing
     Month-End                 Level         Month-End                  Level
     ---------                 -----         ---------                  -----

     1991:                                   1992:
     January...............   343.93         January................   408.78
     February..............   367.07         February...............   412.70
     March.................   375.22         March..................   403.69
     April.................   375.35         April..................   414.95
     May...................   389.83         May....................   415.35
     June..................   371.16         June...................   408.14
     July..................   387.81         July...................   424.22
     August................   395.43         August.................   414.03
     September.............   387.86         September..............   417.80
     October...............   392.45         October................   418.68
     November..............   375.22         November...............   431.35
     December..............   417.09         December...............   435.71

     1993:                                   1994:
     January...............   438.78         January................   481.61
     February..............   443.38         February...............   467.14
     March.................   451.67         March..................   445.76
     April.................   440.19         April..................   450.91
     May...................   450.19         May....................   456.50
     June..................   450.53         June...................   444.27
     July..................   448.13         July...................   458.26
     August................   463.56         August.................   475.49
     September.............   458.93         September..............   462.69
     October...............   467.83         October................   472.35
     November..............   461.79         November...............   453.69
     December..............   466.45         December...............   459.27

     1995:                                   1996:
     January...............   470.42         January................   636.02
     February..............   487.39         February...............   640.43
     March.................   500.71         March..................   645.50
     April.................   514.71         April..................   654.17
     May...................   533.40         May....................   669.12
     June..................   544.75         June...................   670.63
     July..................   562.06         July...................   639.95
     August................   561.88         August.................   651.99
     September.............   584.41         September..............   687.31
     October...............   581.50         October................   705.27
     November..............   605.37         November...............   757.02
     December..............   615.93         December...............   740.74

                              Closing                                  Closing
     Month-End                 Level         Month-End                  Level
     ---------                 -----         ---------                  -----

     1997:                                   1998:
     January...............   786.16         January................   980.28
     February..............   790.82         February...............  1049.34
     March.................   757.12         March..................  1101.75
     April.................   801.34         April..................  1111.75
     May...................   848.28         May....................  1090.82
     June..................   885.14         June...................  1133.84
     July..................   954.29         July...................  1120.67
     August................   899.47         August.................   957.28
     September.............   947.28         September..............  1017.01
     October...............   914.62         October................  1098.67
     November..............   955.40         November...............  1163.63
     December..............   970.43

LICENSE AGREEMENT

     We have entered into an agreement with S&P providing us and any of our affiliated or subsidiary companies with a non-exclusive license and, in exchange for a fee, with the right to use the S&P Index, which is owned and published by S&P, in connection with certain securities, including the S&P Linked Notes. The license agreement provides that the following language must be stated in this Pricing Supplement:

     "The S&P Linked Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the S&P Linked Notes or any member of the public regarding the advisability of investing in securities generally or in the S&P Linked Notes particularly or the ability of the S&P Index to track general stock market performance. S&P's only relationship to the Company (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P Index which is determined, composed and calculated by S&P without regard to the Company or the S&P Linked Notes. S&P has no obligation to take the needs of the Company or the holders of the S&P Linked Notes into consideration in determining, composing or calculating the S&P Index. S&P is not responsible for, and has not participated in, the determination of the timing of the sale of the S&P Linked Notes, prices at which the S&P Linked Notes are to initially be sold, or quantities of the S&P Linked Notes to be issued or in the determination or calculation of the equation by which the S&P Linked Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the S&P Linked Notes.

     STANDARD & POOR'S ("S&P") DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, BEAR STEARNS, HOLDERS OF THE S&P LINKED NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE S&P INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES."

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain U.S. federal income tax considerations relevant to the purchase, beneficial ownership and disposition of a S&P Linked Note purchased at initial issuance and held as a capital asset, but this summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase a S&P Linked Note. This summary deals only with owners of S&P Linked Notes that are (i) citizens or residents of the United States, (ii) corporations, partnerships and other business entities created or organized under the laws of the United States or any State or political subdivision thereof (including the District of Columbia), (iii) estates the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantive decisions (each, a "U.S. Holder"). This summary does not address investors that may be subject to special rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons whose functional currency is not the U.S. dollar, and persons that will hold a S&P Linked Note as part of a "straddle" or "conversion transaction" for federal income tax purposes or otherwise as part of an integrated transaction.

     This summary is based on laws, regulations, rulings and decisions in effect as of the date of this Pricing Supplement, all of which are subject to change, with possible retroactive effect. No ruling from the Internal Revenue Service (the "IRS") will be sought with respect to the S&P Linked Notes, and the IRS could take a contrary view with respect to the matters described below. This summary does not address the state, local or foreign tax consequences of an investment in the S&P Linked Notes. PROSPECTIVE PURCHASERS OF S&P LINKED NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF S&P LINKED NOTES.

FEDERAL INCOME TAX TREATMENT OF U.S. HOLDERS.

     ACCRUALS OF ORIGINAL ISSUE DISCOUNT ON THE S&P LINKED NOTES

     The S&P Linked Notes will be treated as "contingent payments debt instruments" ("CPDIs") for federal income tax purposes subject to taxation under the "noncontingent bond method." Although the S&P Linked Notes will be issued at par, under the noncontingent bond method, U.S. Holders of the S&P Linked Notes will accrue original issue discount ("OID") over the term of the S&P Linked Notes based on the S&P Linked Notes' "comparable yield." In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer's reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

     Based on these factors the Company believes that the comparable yield of the S&P Linked Notes (the "Comparable Yield") is equal to 5.86% compounded semi-annually. Accordingly, U.S. Holders will accrue OID in respect of the S&P Linked Notes at a rate equal to the Comparable Yield. The amount of OID allocable to each semi-annual accrual period will be the product of the "adjusted issue price" of the S&P Linked Notes at the beginning of each such semi-annual accrual period and the Comparable Yield. The "adjusted issue price" of the S&P Linked Notes at the beginning of an accrual period will equal the issue price of the S&P Linked Notes plus the amount of OID previously includible in the gross income of the U.S. Holder, less any payments made on the S&P Linked Notes on or before the first day of the accrual period. The amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the "daily portions" of the total OID on the S&P Linked Notes allocable to each day during the taxable year in which a U.S. Holder held the S&P Linked Notes, regardless of the U.S. Holder's method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

     Under the noncontingent bond method, the comparable yield of a CPDI is used to construct an assumed payment schedule that produces the comparable yield. The assumed payment schedule consists of all noncontingent payments due on the CPDI and assumed amounts of all contingent payments due on the CPDI. If contingent payments are based on market information, the relative amount of each assumed payment is based on the amount that a party would agree to pay an unrelated party, as of the issue date of the CPDI, for the right to each such contingent payment on the date the contingent payment is made. Under this method, the Company believes that the assumed payment schedule for the S&P Linked Notes is: a payment equal to 2.85% of the Principal Amount on June 21 and December 21 of each year (beginning June 21, 1999) through December 21, 2004 and a final assumed payment of approximately 21.3% of the principal amount (the "Assumed Supplemental Redemption Amount") plus the principal amount on the maturity date in respect of each S&P Linked Note. Under the noncontingent bond method, the assumed payment schedule is not revised to account for changes in circumstances that occur while the S&P Linked Notes are outstanding. The Comparable Yield and the assumed payment schedule (including the Assumed Supplemental Redemption Amount) are used to determine accruals of OID for tax purposes only and are not assurances by the Company with respect to the actual yield or payments on the S&P Linked Notes and do not represent the Company's expectations regarding the S&P Linked Note's yield or the amount of the Supplemental Redemption Amount.

     A U.S. Holder will generally be bound by the Company's determination of the Comparable Yield and assumed payment schedule unless the U.S. Holder determines its own assumed payment schedule and comparable yield, explicitly discloses such schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. The Company believes that the assumed payment schedule and Comparable Yield set forth above are reasonable and will therefore be respected by the IRS. The Company's determination, however, is not binding on the IRS, and it is possible that the IRS could conclude that some other assumed payment schedule or Comparable Yield should be used for the S&P Linked Notes.

     DISPOSITION OF THE S&P LINKED NOTES

     When a U.S. Holder sells, exchanges or otherwise disposes of a S&P Linked Note (including the redemption of the S&P Linked Note at maturity) (each, a "disposition"), the U.S. Holder's gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the S&P Linked Note and the U.S. Holder's tax basis in the S&P Linked Note. Upon the S&P Linked Note's maturity, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount exceeds the Assumed Supplemental Redemption Amount, the U.S. Holder will be required to include such excess in income as ordinary interest on the maturity date. Alternatively, if the Supplemental Redemption Amount (if any) is less than the Assumed Supplemental Redemption Amount, the shortfall will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the S&P Linked Note for the taxable year in which the maturity date occurs but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss. A U.S. Holder's adjusted tax basis in a S&P Linked Note will be equal to the U.S. Holder's original purchase price for such S&P Linked Note, plus any OID accrued by the U.S. Holder, less any payments made on the S&P Linked Note. Any gain realized by a U.S. Holder on a disposition will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as ordinary loss, to the extent of the U.S. Holder's OID inclusions with respect to the S&P Linked Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such S&P Linked Note for more than one year, and a short-term capital loss in other cases.

INFORMATION REPORTING AND BACKUP WITHHOLDING.

     For each calendar year in which the S&P Linked Notes are outstanding, the Company is required to provide the IRS with certain information, including the U.S. Holder's name, address, taxpayer identification number (either the U.S. Holder's Social Security number or its employer identification number, as the case may be), the aggregate amount of principal and interest paid (including
OID) to the U.S. Holder during the calendar year, and the amount of tax withheld, if any. This obligation, however, does not apply with respect to certain U.S. Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

     In the event that a U.S. Holder subject to the reporting requirements described above fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the Company, its agents or paying agents or a broker may be required to "backup" withhold a tax equal to 31% of each payment of interest (including OID) and principal on the S&P Linked Notes This backup withholding is not an additional tax and may be credited against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished.

                              ERISA CONSIDERATIONS

     Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code ("Qualified Plans") or individual retirement accounts ("IRAs") and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), prohibits similar transactions involving employee benefit plans that are subject to ERISA ("ERISA Plans"). Qualified Plans, IRAs and ERISA Plans are referred to as "Plans."

     Persons who have such specified relationships are referred to as "parties in interest" under ERISA and as "disqualified persons" under the Code. "Parties in interest" and "disqualified persons" encompass a wide range of persons, including any fiduciary (for example, investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

     The Company and Bear Stearns are each considered a "party in interest" or "disqualified person" with respect to many Plans, including IRAs established with any of them. The purchase and/or holding of S&P Linked Notes by a Plan with respect to which the Company and/or Bear Stearns is a fiduciary and/or a service provider (or otherwise is a "party in interest" or "disqualified person") would constitute or result in a prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code, unless such S&P Linked Notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption.

     Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption ("PTCE") 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts, PTCE 95-60 relating to insurance company general accounts and PTCE 75-1 relating to securities transactions involving employee benefit plans and broker-dealers).

     A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to a penalty under ERISA. Code Section 4975 generally imposes an excise tax on Disqualified Persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to such Section.

     In accordance with ERISA's general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of S&P Linked Notes on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the Company and/or Bear Stearns should consult with counsel prior to making any such acquisition.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds from the sale of the S&P Linked Notes for general corporate purposes and, in part, for hedging by us or one or more of our subsidiaries of our obligations under the S&P Linked Notes. On or before the date of this Pricing Supplement, we will hedge, through our subsidiaries and others, our anticipated exposure in connection with the S&P Linked Notes by the purchase and sale of exchange-traded and over-the-counter options on, or other derivative or synthetic instruments related to, the S&P Index, individual stocks included in the S&P Index, futures contracts on the S&P Index and/or options on such futures contracts. At various times after the initial offering and before the maturity of the S&P Linked Notes, depending on market conditions (including the value of the S&P Index), in connection with hedging with respect to the S&P Linked Notes, we expect that we and/or one or more of our subsidiaries will increase or decrease our initial hedging positions using dynamic hedging techniques and may take long or short positions in the S&P Index, individual stocks included in the S&P Index, listed or over-the-counter options contracts in, or other derivative or synthetic instruments related to, the S&P Index and such individual stocks. In addition, we and/or one or more of our subsidiaries may periodically purchase or otherwise acquire a long or short position in the S&P Linked Notes and may, in our or their discretion, hold or resell such S&P Linked Notes. We or one or more of our subsidiaries may also take positions in other types of appropriate financial instruments that may become available in the future. If we or one or more of our subsidiaries has a long hedge position in the S&P Index, individual stocks included in the S&P Index or options contracts in, or other derivative or synthetic instruments related to, the S&P Index and such underlying stocks, then we or one or more of our subsidiaries may liquidate a portion of its holdings at or about the time of the maturity of the S&P Linked Notes. Depending on, among other things, future market conditions, the total amount and the composition of such positions are likely to vary over time. We will not be able to ascertain our profits or losses from any hedging position until such position is closed out and any offsetting position or positions is taken into account. Although we have no reason to believe that such hedging activity will have a material impact on the price of such options, stocks, futures contracts and such options on futures contracts or on the value of the S&P Index, we cannot guarantee that we and our subsidiaries will not affect such prices or value as a result of our hedging activities. You should also refer to "Use of Proceeds" in the accompanying Prospectus.

                        VALIDITY OF THE S&P LINKED NOTES

     The validity of the S&P Linked Notes will be passed upon for us by Cadwalader, Wickersham & Taft, New York, New York.

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                                 $7,315,045,162


                         The Bear Stearns Companies Inc.


                                 S&P 500 Linked
                           Medium Term Notes, Series B
             With Minimum Maturity of Nine Months from Date of Issue







                            Bear, Stearns & Co. Inc.















                                December 21, 1998


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